UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

iCAD, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

44934S206
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

798,114

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

798,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

798,114

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

798,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

798,114

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

798,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

798,114

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

798,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

798,114

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

798,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

798,114

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

798,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

798,114

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

798,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.01%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	44934S206

Item 1.	Security and Issuer.

The name of the issuer is iCAD, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is: 98 Spit Brook Road, Suite 100, Nashua, New Hampshire, United States of America.  This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen and (vii) Raymond Harbert, a United States citizen (collectively the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)
Jack Bryant and Kenan Lucas, are directors and co-portfolio managers of the Fund GP, which serves as general partner of the Fund.  Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP.  Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services.  The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Prior to March 2009, HMC was affiliated with the Harbinger Capital Partners Funds ("Harbinger") managed by Philip Falcone.  On June 27, 2012, the Securities and Exchange Commission (the "SEC") filed civil fraud charges against Mr. Falcone and Harbinger related to, among other things, their trading in the bonds of a small company known as MAAX Holdings in 2006-2008 that the SEC alleges to have been "manipulative" in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act").  The SEC also sought to hold HMC derivatively liable as a "control person" under Section 20(A) of the Exchange Act.  Section 20(A) is a derivative liability provision that does not prohibit any specified conduct and cannot be independently violated by one's own conduct, but imposes joint and several liability on certain persons who control another to the extent that such "controlled person" is independently liable for its own violations of the securities laws.  Except as set forth in this Item 2(e) none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion.  No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.  The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $3,352,243.14.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

On November 7, 2016, Jack Bryant and Kenan Lucas, the Directors and Co-Portfolio Managers of the Fund GP, sent a letter to Dr. Lawrence Howard, the Chairman of the Issuer's Board of Directors. The letter expresses disappointment in the Issuer's performance, and also calls on the Board and management of the Issuer to purchase shares in the open market, suspend Board cash compensation, hire a Chief Financial Officer, and if certain improvements are not made by 2Q17 to hire an investment banker to explore strategic alternatives. A copy of the full text of this letter is attached hereto as Exhibit C.

The Reporting Persons have had conversations with the Issuer's management regarding possible ways to enhance shareholder value. The Reporting Persons intend to have further conversations with the Issuer's management and board of directors on a range of issues, including those relating to the business of the Issuer, management, board composition, operations, capital allocation, asset allocation, capitalization, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or selling some of all of its Common Stock, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, HFA, HMC, the Fund GP, the Fund, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 798,114 Shares, constituting 5.01% of the Shares, based upon 15,945,579* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 798,114 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 798,114 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 798,114 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 798,114 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 798,114 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 798,114 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 798,114 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 798,114 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 798,114 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 798,114 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 798,114 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 798,114 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 798,114 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 798,114 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at August 8, 2016, as reported in the Issuer's Form 10-Q, filed on August 15, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Schedule of Transactions in Shares. Exhibit C: Letter to Chairman of the Board of Directors.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2016
(Date)

Harbert Discovery Fund, LP*

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 7, 2016, relating to the Common Stock, $0.01 par value of iCAD, Inc. shall be filed on behalf of the undersigned.

November 7, 2016
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

09/12/2016	Common Stock, $0.01 par value	2,914		$5.6425
09/13/2016	Common Stock, $0.01 par value	3,949		$5.5404
09/14/2016	Common Stock, $0.01 par value	13,137		$5.5890
09/23/2016	Common Stock, $0.01 par value	5,760		$5.1546
09/26/2016	Common Stock, $0.01 par value	700		$5.1379
09/26/2016	Common Stock, $0.01 par value	14,240		$5.1410
09/29/2016	Common Stock, $0.01 par value	20,000		$5.0561
10/03/2016	Common Stock, $0.01 par value	710		$4.9600
10/06/2016	Common Stock, $0.01 par value	4,290		$4.9446
10/17/2016	Common Stock, $0.01 par value	6,621		$4.4695
10/18/2016	Common Stock, $0.01 par value	7,000		$4.5192
10/19/2016	Common Stock, $0.01 par value	10,000		$4.5406
10/20/2016	Common Stock, $0.01 par value	5,000		$4.3546
10/21/2016	Common Stock, $0.01 par value	7,600		$4.2961
10/24/2016	Common Stock, $0.01 par value	2,095		$4.2947
10/25/2016	Common Stock, $0.01 par value	305		$4.3000
10/26/2016	Common Stock, $0.01 par value	16,000		$4.0932
10/28/2016	Common Stock, $0.01 par value	3,869		$3.7624
10/31/2016	Common Stock, $0.01 par value	15,240		$3.7887
11/01/2016	Common Stock, $0.01 par value	2,010		$3.7119
11/02/2016	Common Stock, $0.01 par value	100,465		$3.1810
11/03/2016	Common Stock, $0.01 par value	5,500		$3.3000
11/03/2016	Common Stock, $0.01 par value	13,520		$3.4252
11/04/2016	Common Stock, $0.01 par value	25,000		$3.2342
11/7/2016	Common Stock, $0.01 par value	36,000		$3.1295

Exhibit C

Harbert Discovery Fund, LP 2100 Third Avenue North, Suite 600 Birmingham, Alabama 35203 t. 205 -987-5500 / f. 205 -987-5568 www.harbert.net

November 7, 2016

Dr. Lawrence Howard, Chairman of the Board of Directors
iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, NH 03062 USA

Dear Chairman Howard,
Harbert Discovery Fund ("HDF") owns 5.01% of iCAD, Inc. (the "Company" or "iCAD") common shares. We maintain strong belief in iCAD's potential but are troubled by its recent performance. We feel management should take steps to attempt to restore shareholder confidence. Accordingly, in this letter we call on the Company's Board of Directors (the "Board") and management team to purchase shares immediately in the open market, waive Board cash compensation until there is a material improvement in operational performance, and to pursue strategic alternatives should the business not experience a material improvement in revenue growth and business outlook by 2Q 2017.
As long-term oriented shareholders, we see significant value in iCAD in both the Cancer Therapy and Cancer Detection segments.
The Company has promising technology in its Cancer Therapy segment with the Xoft system. Indeed, the strong positive clinical data released at the American Society for Radiation Oncology (ASTRO) meeting in 2016 reinforced the clinical efficacy and systemic cost advantages of this emerging cancer therapy platform. As indicated on the last earnings call, the potential for 70-150 eBx Skin customers in the Therapy segment by the end of 2017 is also very promising in the near-term. Longer-term, we are pleased to hear of the potential applications of the Xoft System in prostate cancer and other indications, representing additional significant market opportunities.
Equally important, the tomosynthesis Computer-Aided Detection solution and workflow tool ("3D CAD") is already showing strong promise in Europe where it is commercially available. We remain very encouraged by the strong reader study data submitted to the FDA earlier in the year, and we are hopeful that the product will ultimately be approved by the FDA. The installed business awaiting this 3D CAD product, as well as the potential for the next generation product, presents a compelling opportunity to be a technology leader and first-mover in breast tomosynthesis and cancer detection.
Despite these promising developments, the most recent quarterly earnings released on November 2, 2016 were highly disappointing. HDF feels these earnings reflect neither the revenue generation potential of the business nor the characteristics of strong operational execution.
With shares trading around $3.15/share, we feel it is incumbent on the Board and management team to immediately purchase common shares in the open market. Common shares are down 25% over the past year and down 49% since September 2016, and this follows the very challenged 2015 stock performance and reimbursement debacle. Given the strong growth potential in both business segments, iCAD's current enterprise value of 1.1x our 2017 sales expectations, puts the Company at a steep discount to peers and its considerable market opportunity.

After the pattern of mismanaged shareholder expectations and poor performance, shareholders are reluctant to place credence in management's guidance and the Board's oversight. Open market purchases of shares would signal faith in the business and the potential for 2017 to be a transformative year. HDF also feels the suspension of Board cash compensation until iCAD has shown multiple quarters of sustained improved performance would be a sign to shareholders that the Board understands the recent value deterioration and is committed to reversing that trend. Finally, the Board should make it a near-term priority to hire a high-quality Chief Financial Officer ("CFO").
Importantly, looking into next year, HDF feels that should iCAD not receive FDA approval for its 3D CAD product or demonstrate revenue growth potential by 2Q17, then the Board should hire an investment bank and immediately explore a range of strategic alternatives, including the sale of each segment independently. It is highly likely, given the standalone EBITDA characteristics of both business segments, that there would be motivated and interested buyers. Consider that a sum-of -the-parts analysis suggests the Cancer Detection business alone could be worth more than the enterprise value of the Company today, and that does not even account for the revenue potential of the 3D CAD product.
We remain confident that 2017 will be a transformative year for iCAD. The Board and management team should immediately purchase shares on the open market to demonstrate their shared confidence in iCAD's future, as well as to help restore confidence among the investor community. Also, we implore the Board to move swiftly to improve the management team by hiring a first-rate CFO. Should the Company continue to struggle in 2017, the Board should engage an investment bank to explore strategic alternatives.
HDF is optimistic iCAD can capitalize on the opportunities before it to improve performance. Should meaningful progress not be made, however, HDF will consider taking actions to drive change and prevent further value erosion for all iCAD stakeholders.
We would welcome the opportunity to discuss any of our points at length.
Thank you for your consideration.
Sincerely,
/s/ Jack Bryant
Jack Bryant, Director of Investments and Co-Portfolio Manager of Harbert Discovery Fund GP, LLC the General Partner of Harbert Discovery Fund, LP
/s/ Kenan Lucas
Kenan Lucas, Director of Investments and Co-Portfolio Manager of Harbert Discovery Fund GP, LLC the General Partner of Harbert Discovery Fund, LP